                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                        UNDER THE SECURITIES ACT OF 1934
                              (AMENDMENT NO. __)(1)

                           PATTERSON-UTI ENERGY, INC.
 ................................................................................
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ................................................................................
                         (Title of Class of Securities)

                                   703481 10 1
 ................................................................................
                                 (CUSIP Number)

               MARK S. SIEGEL C/O REMY CAPITAL PARTNERS III, L. P.
        1801 CENTURY PARK EAST, SUITE 1111, LOS ANGELES, CALIFORNIA 90067
                                 (310) 843-0050
 ................................................................................
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   MAY 8, 2001
 ................................................................................
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


--------------------
        (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP NO. 703481 10 1               13 D                 Page 2 of 12 Pages
----------------------------                        ----------------------------

-----------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   REMY CAPITAL PARTNERS III, L. P.

-----------------------------------------------------------------------------------------------

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)   [X]

                                                                                     (b)   [ ]
-----------------------------------------------------------------------------------------------
        3          SEC USE ONLY


-----------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS

                   OO*

-----------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                   2(d) OR 2(e)

                   N/A                                                                     [ ]

-----------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE

-----------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                -0-

                        -----------------------------------------------------------------------
                           8    SHARED VOTING POWER
       NUMBER OF
        SHARES                  4,729,524
     BENEFICIALLY
         OWNED          -----------------------------------------------------------------------
        BY EACH            9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 -0-
         WITH
                        -----------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,729,524

-----------------------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,729,524

-----------------------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

                   N/A

-----------------------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.2%

-----------------------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON

                   PN

-----------------------------------------------------------------------------------------------

*See Item 3 herein.

----------------------------                        ----------------------------
CUSIP NO. 703481 10 1               13 D                 Page 3 of 12 Pages
----------------------------                        ----------------------------

-----------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   REMY INVESTORS AND CONSULTANTS, INCORPORATED

-----------------------------------------------------------------------------------------------

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)   [X]

                                                                                     (b)   [ ]
-----------------------------------------------------------------------------------------------
        3          SEC USE ONLY


-----------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS

                   OO*

-----------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                   2(d) OR 2(e)

                   N/A                                                                     [ ]

-----------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   CALIFORNIA

-----------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                -0-

                        -----------------------------------------------------------------------
                           8    SHARED VOTING POWER
       NUMBER OF
        SHARES                  4,729,524
     BENEFICIALLY
         OWNED          -----------------------------------------------------------------------
        BY EACH            9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 -0-
         WITH
                        -----------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,729,524

-----------------------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,729,524

-----------------------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

                   N/A

-----------------------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.2%

-----------------------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON

                   CO

-----------------------------------------------------------------------------------------------

*See Item 3 herein.

----------------------------                        ----------------------------
CUSIP NO. 703481 10 1               13 D                 Page 4 of 12 Pages
----------------------------                        ----------------------------

-----------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   MARK S. SIEGEL

-----------------------------------------------------------------------------------------------

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)   [X]

                                                                                     (b)   [ ]
-----------------------------------------------------------------------------------------------
        3          SEC USE ONLY


-----------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS

                   OO*

-----------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                   2(d) OR 2(e)

                   N/A                                                                     [ ]

-----------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES

-----------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                1,280,000

                        -----------------------------------------------------------------------
                           8    SHARED VOTING POWER
       NUMBER OF
        SHARES                  4,729,524
     BENEFICIALLY
         OWNED          -----------------------------------------------------------------------
        BY EACH            9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 1,280,000
         WITH
                        -----------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                4,729,524

-----------------------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,009,524

-----------------------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

                   N/A

-----------------------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.8%

-----------------------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON

                   IN

-----------------------------------------------------------------------------------------------

*See Item 3 herein.

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1. SECURITY AND ISSUER

               This Statement on Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Patterson-UTI Energy, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report a transaction by virtue of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding shares of the Issuer's Common Stock. The address of the principal executive offices of the Issuer is 4510 Lamesa Highway, P.O. Box 1416, Snyder, Texas 79950.

ITEM 2. IDENTITY AND BACKGROUND

        (a)    NAME OF PERSON FILING

               This Statement is filed by (i) Remy Capital Partners III, L.P., a Delaware limited partnership ("Remy Capital"), (ii) Remy Investors and Consultants, Incorporated, a California corporation ("Remy Investors"), and (iii) Mark S. Siegel, an individual. Remy Investors is the General Partner of Remy Capital. Mark S. Siegel is the President and sole shareholder of Remy Investors. Remy Capital, Remy Investors and Mark S. Siegel are hereinafter collectively referred to as the "Reporting Persons".

        (b)    ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE

               Remy Capital:        1801 Century Park East, Suite 1111
                                    Los Angeles, California 90067

               Remy Investors:      1801 Century Park East, Suite 1111
                                    Los Angeles, California 90067

               Mark S. Siegel:      1801 Century Park East, Suite 1111
                                    Los Angeles, California 90067


        (c)    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, BUSINESS

               Remy Capital:        Private Investment Partnership

               Remy Investors:      Investment Advisor

               Mark S. Siegel:      Investment Advisor


        (d)    CRIMINAL CONVICTION

        During the last five years, none of Remy Capital, Remy Investors or Mark
S. Siegel has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)    CIVIL PROCEEDING REGARDING SECURITIES LAWS

        During the last five years, none of Remy Capital, Remy Investors or Mark
S. Siegel was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    CITIZENSHIP

        Mark S. Siegel is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        UTI Energy Corp., a Delaware corporation ("UTI"), and Patterson Energy, Inc., a Delaware corporation ("Patterson"), entered into an Agreement and Plan of Merger dated as of February 4, 2001 (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, each share of UTI common stock, par value $0.001 per share (the "UTI Common Stock"), issued and outstanding immediately prior to the effective time (the "Effective Time") of the merger (the "Merger") would be converted into 1.0 share of validly issued, fully paid and nonassessable share of common stock of the surviving corporation, and each option to purchase shares of UTI Common Stock which was outstanding immediately prior to the Effective Time would represent an option to purchase the same number of shares of common stock of the surviving corporation.

        Immediately prior to the Effective Time, Remy Capital and Remy Investors may be deemed to have been the beneficial owners of 4,729,524 shares of UTI Common Stock and Mark S. Siegel may be deemed to have been the beneficial owner of 5,790,857 shares of UTI Common Stock, including options to purchase shares of UTI Common Stock exercisable within 60 days thereof.

        At the Effective Time, each share of UTI Common Stock owned by the Reporting Persons was converted into one share of the Issuer's Common Stock, and all options held by Mark S. Siegel to purchase shares of UTI Common Stock fully vested.

        The shares of the Issuer's Common Stock beneficially owned by the Reporting Persons as of the date of this Statement were acquired by virtue of the conversion at the Effective Time of their UTI Common Stock and options to purchase UTI Common Stock into beneficially owned shares of Issuer Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

        The UTI Common Stock and options to purchase UTI Common Stock were acquired for investment purposes, and as set forth in Item 3 above, became beneficially owned shares of the Issuer's Common Stock at the Effective Time. Depending upon each Reporting Person's continuing evaluation of the Issuer's business and prospects, alternative investment opportunities and any other factors that Reporting Person deems relevant, that Reporting Person may, from time to time, purchase additional shares on the open market or in privately negotiated transactions or otherwise. Each Reporting Person has no present intention of selling any shares, but reserves the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise subject to existing restrictions as set forth in Item 6 below.

        (a) THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE ISSUER, OR THE DISPOSITION OF SECURITIES OF THE ISSUER;

               Each Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

        (b) AN EXTRAORDINARY CORPORATE TRANSACTION, SUCH AS A MERGER, REORGANIZATION OF LIQUIDATION, INVOLVING THE ISSUER OR OF ANY OF ITS SUBSIDIARIES;

               Each Reporting Person has no present intention, plan, or proposal with respect to this paragraph.

        (c) A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ANY OF ITS SUBSIDIARIES;

               Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

        (d)    ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT
               OF THE ISSUER, INCLUDING ANY PLANS OR PROPOSALS TO CHANGE THE NUMBER OR TERM OF DIRECTORS OR TO FILL ANY EXISTING VACANCIES ON THE BOARD;

               Each Reporting Person has no present intention, plan or proposal with respect to this paragraph, except that after the Effective Time on May 8, 2001, Mark S. Siegel was elected as Chairman of the Board of Directors of the Issuer.

        (e) ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER;

               Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

        (f) ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE, INCLUDING BUT NOT LIMITED TO, IF THE ISSUER IS A REGISTERED CLOSED-END INVESTMENT COMPANY, ANY PLANS OR PROPOSALS TO MAKE ANY CHANGES IN THE INVESTMENT POLICY FOR WHICH A VOTE IS REQUIRED BY SECTION 13 OF THE INVESTMENT COMPANY ACT OF 1940;

               Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

        (g) CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE ISSUER BY ANY PERSON;

               Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

        (h) CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION;

               Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

        (i) A CLASS OF EQUITY SECURITIES OF THE ISSUER BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4) OF THE ACT;

               Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

        (j)    ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED ABOVE.

               Each Reporting Person has no present intention, plan or proposal with respect to this paragraph.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

        (a)    AMOUNT OF SHARES OWNED

               Remy Capital beneficially owns 4,729,524 shares of the Issuer's Common Stock of the Issuer (approximately 6.2% of the Issuer's outstanding shares). Remy Investors is deemed to be the beneficial owner of all shares beneficially owned by Remy Capital. Mark S. Siegel is the sole shareholder of Remy Investors and is deemed to be the beneficial owner of all shares beneficially owned by Remy Investors. In addition, Mr. Siegel owns presently exercisable options to purchase 1,280,000 shares of the Issuer's Common Stock and, accordingly, is deemed to be the beneficial owner of an aggregate of 6,009,524 shares of the Issuer's Common Stock (approximately 7.8% of the Issuer's outstanding shares).

        (b)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE

                      Remy Capital:                       0
                      Remy Investors:                     0
                      Mark S. Siegel:                     1,280,000

               (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE

                      Remy Capital:                       4,729,524
                      Remy Investors:                     4,729,524
                      Mark S. Siegel:                     4,729,524

               (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                      Remy Capital:                       0

                      Remy Investors:                     0
                      Mark S. Siegel:                     1,280,000

               (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                      Remy Capital:                       4,729,524
                      Remy Investors:                     4,729,524
                      Mark S. Siegel:                     4,729,524

        (c) TRANSACTIONS IN THE REPORTED CLASS OF SECURITIES

            After the Effective Time on May 8, 2001, the Board of Directors of the Issuer granted Mark S. Siegel an option to purchase 200,000 shares of the Issuer's Common Stock at $29.34 per share.

        (d) - (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

        Pursuant to a stock purchase agreement dated March 14, 1995, between Bear, Stearns & Co. Inc. ("Bear Stearns") and Remy Capital, Bear Stearns assigned to Remy Capital all of its rights and interest in a registration rights agreement between Bear Stearns and UTI. The Issuer has expressly assumed all of UTI's rights and obligations under the registration rights agreement. The registration rights agreement to Remy Capital grants rights to require the Issuer to register shares of the Issuer's Common Stock held by Remy Capital for sale under the Securities Act of 1933 (the "Securities Act") and on an unlimited basis to register such shares for sale under the Securities Act by including such shares in any registration statement proposed to be filed by the Issuer with the Securities and Exchange Commission. The registration rights agreement also provides that in connection with any such registration, the Issuer will indemnify Remy Capital against, and provide contribution with respect to, certain liabilities, including liabilities incurred under the Securities Act. The foregoing description of the registration rights agreement is a summary and is qualified in its entirety by reference to such agreement filed as Exhibit 3 hereto which is incorporated herein by reference.

        Mark S. Siegel, Chairman of the Board of the Issuer, is President and sole stockholder of Remy Investors, which is the general partner of Remy Capital.

        Each of the Reporting Persons has delivered a letter to UTI and Patterson in which that Reporting Person acknowledges that it has been advised it may be an affiliate of UTI as such term is defined in Rule 145 of the Securities Act (an "Affiliate Letter") and that it is subject to certain restrictions on the sale, transfer or other disposition of the Issuer's Common Stock. The foregoing description of each Affiliate Letter is a summary and is qualified in its entirety by reference to such agreements filed as Exhibit 8,
Exhibit 9 and Exhibit 10 hereto, each of which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               The following exhibits to this Schedule 13D are filed herewith or are incorporated by reference as indicated:

               (1)*   Joint Acquisition Statement.

               (2) Agreement and Plan of Merger dated as of February 4, 2001 between Patterson Energy, Inc. and UTI Energy Corp. (incorporated by reference to Exhibit 10.1 to Patterson's Current Report on Form 8-K, dated February 4, 2001, filed with the Securities and Exchange Commission on February 16, 2001).

               (3)* Registration Rights Agreement dated March 25, 1994 between Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital.

               (4) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 165,000 shares at $8.125 per share effective February 13, 1997, and (ii) the grant to Mr. Siegel of options to purchase 135,000 shares at $20.00 per share effective July 27, 1997 (incorporated by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons, dated August 20, 1997 and filed with the Securities and Exchange commission on August 26, 1997).

               (5) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 135,000 shares at $9.875 per share effective July 27, 1997 (incorporated by reference to Exhibit 7 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission).

               (6) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 250,000 shares at $9.875 per share effective November 20, 1997 (incorporated by reference to Exhibit 8 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission).

               (7) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 90,000 shares at $9.8125 per share effective April 26, 1999 (incorporated by reference to Exhibit 9 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission).

               (8)* Affiliate Letter of Remy Capital accepted by UTI and Patterson on March 13, 2001.

               (9)* Affiliate Letter of Remy Investors accepted by UTI and Patterson on March 13, 2001.

               (10)* Affiliate Letter of Mark S. Siegel accepted by UTI and Patterson on March 13, 2001.

------------------------
*Filed herewith.

                                   SIGNATURES

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: May 18, 2001


                                          /s/ Mark S. Siegel
                           --------------------------------------------------
                                              Mark S. Siegel


                           REMY CAPITAL PARTNERS, III, L.P.

                           By: Remy Investors and Consultants, Incorporated, its General Partner


                                             /s/ Mark S. Siegel
                                  -------------------------------------------
                                                 Mark S. Siegel
                                                 President


                           REMY INVESTORS AND CONSULTANTS, INCORPORATED


                           By:               /s/ Mark S. Siegel
                                  -------------------------------------------
                                                 Mark S. Siegel
                                                 President

                                 EXHIBIT INDEX

             Exhibit  Description

               (1)*   Joint Acquisition Statement.

               (2) Agreement and Plan of Merger dated as of February 4, 2001 between Patterson Energy, Inc. and UTI Energy Corp. (incorporated by reference to Exhibit 10.1 to Patterson's Current Report on Form 8-K, dated February 4, 2001, filed with the Securities and Exchange Commission on February 16, 2001).

               (3)* Registration Rights Agreement dated March 25, 1994 between Bear Stearns and UTI Energy Corp., assigned on March 14, 1995 to Remy Capital.

               (4) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 165,000 shares at $8.125 per share effective February 13, 1997, and (ii) the grant to Mr. Siegel of options to purchase 135,000 shares at $20.00 per share effective July 27, 1997 (incorporated by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons, dated August 20, 1997 and filed with the Securities and Exchange commission on August 26, 1997).

               (5) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 135,000 shares at $9.875 per share effective July 27, 1997 (incorporated by reference to Exhibit 7 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission).

               (6) Form of Amended and Restated Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant on August 12, 1998 to Mr. Siegel of repriced options to purchase 250,000 shares at $9.875 per share effective November 20, 1997 (incorporated by reference to Exhibit 8 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission).

               (7) Form of Stock Option Agreement between UTI Energy Corp. and Mark S. Siegel, relating to the grant to Mr. Siegel of options to purchase 90,000 shares at $9.8125 per share effective April 26, 1999 (incorporated by reference to Exhibit 9 to Schedule 13D filed by the Reporting Persons, dated and filed December 28, 2000 with the Securities and Exchange Commission).

               (8)* Affiliate Letter of Remy Capital accepted by UTI and Patterson on March 13, 2001.

               (9)* Affiliate Letter of Remy Investors accepted by UTI and Patterson on March 13, 2001.

               (10)* Affiliate Letter of Mark S. Siegel accepted by UTI and Patterson on March 13, 2001.

------------------------
*Filed herewith.